JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

27 April 2006

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Blocklisting Six Monthly Return - 21 April 2006**

2. **SABMiller announces further Black Empowerment transaction - 13 April 2006**

3. **SABMiller plc Trading Update - 12 April 2006**

4. **Closing of Offer in Peru - 6 April 2006**

5. **Extension of offer in Peru- 30 March 2006**

6. **SABMiller appoints Liz Doherty as Non-Executive Director - 27 March 2006**

Cont./...2

7. **SABMiller completes acquisition of 48.4% of Topvar Brewery in Slovakia - 22 March 2006**

8. **Offer to acquire class I non-voting stock in Peru - 16 March 2006**

9. **Notification of Transactions of PDMR in accordance with DR3.1.4R - 16 March 2006**

10. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 13 March 2006**

11. **Additional Listing - 6 March 2006**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

REG-SABMiller PLC Blocklisting Interim Review
Released: 21/04/2006

RNS Number:7929B
SABMiller PLC
21 April 2006

Blocklisting Six Monthly Return

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Date: 21 April 2006

1. Name of applicant:

SABMiller plc

2. Name of scheme:

(i) Executive Share Purchase Scheme (RSA)

(ii) UK Approved Share Option Scheme

(iii) UK No 2 Unapproved Share Scheme

(iv) SABMiller plc International Employee Share Option Scheme

3. Period of return:

From 20 October 2005 To 19 April 2006

4. Balance under scheme from previous return:

Name of Scheme	Ordinary shares of US$0.10 e
(i) Executive Share Purchase Scheme (RSA)	1,283,311
(ii) UK Approved Share Option Scheme	51,907
(iii) UK No 2 Unapproved Share Scheme	1,579,387
(iv) SABMiller plc International Employee Share Option Scheme	207,183

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

10,436,365 Ordinary shares of US$0.10 each, comprising of:

Name of Scheme	Ordinary shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	3,239,650
(ii) UK Approved Share Option Scheme	122,591

(iii) UK No 2 Unapproved Share Scheme	3,564,541
(iv) SABMiller plc International Employee Share Option Scheme	3,509,583

6. Number of securities issued/allotted under scheme during period:

Name of Scheme	Ordinary shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	761,200
(ii) UK Approved Share Option Scheme	26,918
(iii) UK No 2 Unapproved Share Scheme	268,219
(iv) SABMiller plc International Employee Share Option Scheme	436,499

7. Balance under scheme not yet issued/allotted at end of period:

Name of Scheme	Ordinary shares of US$0.10 each
(i) Executive Share Purchase Scheme (RSA)	3,761,761
(ii) UK Approved Share Option Scheme	147,580
(iii) UK No 2 Unapproved Share Scheme	4,875,709
(iv) SABMiller plc International Employee Share Option Scheme	3,280,267

8. Number and class of securities originally listed and the date of admission:

Name of Scheme
(i) Executive Share Purchase Scheme (RSA)
4,900,000 Ordinary US$0.10 listed 16 April 1999

3,798,000 Ordinary US$0.10 listed 19 April 2002

400,000 Ordinary US$0.10 listed 5 March 2004

9,098,000 TOTAL

(ii) UK Approved Share Option Scheme
50,490 Ordinary US$0.10 listed 19 April 2002

93,435 Ordinary US$0.10 listed 5 March 2004

143,925 TOTAL

(iii) UK No 2 Unapproved Share Scheme
100,000 Ordinary US$0.10 listed 16 April 1999

527,771 Ordinary US$0.10 listed 19 April 2002

3,592,329 Ordinary US$0.10 listed 5 March 2004

4,220,100 TOTAL

(iv) SABMiller plc International Employee Share Option Scheme
837,180 Ordinary US$0.10 listed 5 March 2004

9. Total number of securities in issue at the end of the period:

1,497,857,458

Name of contact: Sarah Waine, Assistant Company Secretary

Address of contact: SABMiller plc, SABMiller House, Church Street West, Woking, Surrey GU21

Telephone number of contact: 01483 264 269

Signed by ....

A O C Tonkinson

Group Company Secretary, for and on behalf of SABMiller plc

END

BLRIBMMTMMMTBIF

REG-SABMiller PLC BEE Transaction
Released: 13/04/2006

RNS Number:5084B
SABMiller PLC
13 April 2006

Ref 16/2006

SABMiller announces further Black Economic Empowerment transaction

London and Johannesburg, 13 April 2006. The South African Breweries Limited (SAB), a wholly owned subsidiary of SABMiller plc, today announced that it has finalised, subject to the fulfilment of certain conditions, the sale of 40% of its crown (bottle top) manufacturer, Coleus Packaging (Pty) Limited (Coleus), to the Nokusa Consortium, led by Nokusa Investments (Pty) Limited, in a Black Economic Empowerment (BEE) transaction. Nokusa will be involved at a strategic level as well as an operational level and will have the right to appoint two directors to the five member board. The value of the gross assets disposed of by SAB is approximately R30 million (US$4.9 million).

Coleus, which is South Africa's biggest producer of metal bottle closures, produces around 4.9 billion crowns per annum for the brewing and bottling industries in Southern Africa, and had a turnover of approximately R132 million (US$21.5 million), for the year to 31 March 2005. SAB acquired Coleus in 2003, in a transaction whereby SAB committed itself to both significantly improving Coleus' manufacturing plant and to a 40% BEE transaction, within a specified timeframe.

Since 2003, SAB has invested R16 million (US$2.6 million) in improving the performance of the Coleus business, including significant investment in new equipment and training to develop local skills. Under SAB's ownership, factory efficiencies have risen from 50% to a current average of 76%, with a record high of 80% in March this year. As part of the BEE transaction, SAB has committed to purchasing its crown supply from Coleus, cementing a positive future for the business.

Tony van Kralingen, Managing Director of SAB commented:

"We are delighted to announce another BEE transaction with an experienced consortium. Nokusa members are highly skilled professionals who have a diverse range of skills and expertise in the FMCG, packaging and manufacturing industries, as well as experience in operating in the rest of Africa. They will be an excellent partner for the business and we look forward to working with them."

Moss Hadebe, Chairman of the consortium added:

"Nokusa demonstrated that it offered the most attractive overall package and provided the best fit with Coleus. We welcome our partnership with SAB and believe that our input into operations and strategy formulation will benefit all parties. This direct strategic and operational involvement sets a welcome trend in BEE transactions."

Ends

Notes to editors:

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Nokusa

Nokusa Investments (Pty) Ltd is an investment company led by six black entrepreneurs with extensive experience in managing large-scale businesses. The consortium also includes groups of historically disadvantaged South Africans including Shandura, which has 13 professional women beneficiaries, Izindophi Community Project, a rural women's grouping from Kwazulu-Natal with 11 beneficiaries and the Kapano Disabled Movement with 29 members.

This announcement is available on www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on

numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement.
The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

MSCGUUWCCUPQGGW

REG-SABMiller PLC Trading Update
Released: 12/04/2006

RECEIVED
2006 MAY -2 A 10:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:4076B
SABMiller PLC
12 April 2006

SABMiller plc Trading Update

London and Johannesburg, 12 April 2006. SABMiller plc today issued the following update on trading for the 12 months to 31 March 2006.

The group recorded good organic growth of 5% in lager volumes for the 12 months to 31 March 2006, and group financial performance was in line with management's expectations. The calculation of organic growth rates excludes volumes for our new South America business, which became part of the group in October 2005.

Miller's domestic sales to retailers ("STR"s) were 1.0% below prior year, in a relatively weak industry trading and pricing environment over the 12 months. Our flagship brand Miller Lite continued to grow, despite cycling higher year-on-year comparables and aggressive pricing by the main competitor brand.

South America lager volumes for the six months to 31 March were 7% above the prior year, on a pro forma basis, in line with our expectations at the time of the transaction. This reflects continued good growth in Colombia, and a particularly strong volume performance in Peru in competitive market conditions. In Central America, carbonated soft drink volumes have grown by 6%, but beer volumes were down by 5%, as a result of the ongoing impact of the discriminatory increase in excise on beer in El Salvador during 2005.

In Europe, lager volumes grew by 5% on an organic basis, with strong performances from Poland, Russia and Romania throughout the year.

The Africa and Asia business has recorded further good growth, with robust growth in China driving an increase in organic lager volume, on a comparable basis, of 14% for the year.

Volumes in South Africa were impacted by both the absence of an Easter trading period in the financial year and challenging prior year comparables. The summer weather was poorer than in recent years, and this particularly affected soft drink volumes. Beer volumes grew by 1% (after adjusting for the transfer of Angola sales volumes to Africa and Asia), and within this the premium sector of the market continued to perform strongly. Soft drink volumes grew by some 4%.

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

END

TSTZGGMDGMZGVZZ

REG-SABMiller PLC Closing of offer in Peru
Released: 06/04/2006

RNS Number:1395B
SABMiller PLC
06 April 2006

Ref 14/2006

SABMiller plc

Closing of offer in Peru

London and Johannesburg, April 6, 2006. SABMiller plc ("SABMiller") announces that the offer for the investment shares (class I non-voting stock) of Union de Cervecerias Peruanas Backus & Johnston S.A.A. ("Backus") closed on April 5, 2006.

SABMiller acquired 493m investment shares during the offer at a cost of approximately US$364 million at current exchange rates. As a result, SABMiller owns 91% of the investment shares and its effective economic interest in Backus has increased to approximately 94%.

Backus is Peru's largest brewer and is listed on the Lima Stock Exchange.

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from

future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

ACQDGGGDDVDGVZM

REG-SABMiller PLC Extension of offer in Peru
Released: 30/03/2006

RNS Number:6865A
SABMiller PLC
30 March 2006

Ref 13/2006

SABMiller plc

Extension of offer in Peru

London and Johannesburg, March 30, 2006. SABMiller plc ("SABMiller") announces that it has extended the offer for the investment shares (class I non-voting stock) of Union de Cervecerias Peruanas Backus & Johnston S.A.A. ("Backus") to provide an additional opportunity for smaller retail shareholders to tender their shares. The offer which was due to expire on March 29, 2006 has been extended for a further five trading days to April 5, 2006.

Following completion of the initial ten day offer period, SABMiller owned approximately 90% of the investment shares. The cost of shares acquired in the offer to date is approximately US$360 million at current exchange rates.

Backus is Peru's largest brewer and is listed on the Lima Stock Exchange.

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

OUPEALDEDELKEFE

REG-SABMiller PLC Directorate Change
Released: 27/03/2006

RNS Number:3946A
SABMiller PLC
27 March 2006

Ref 12/2006

SABMILLER APPOINTS LIZ DOHERTY AS NON-EXECUTIVE DIRECTOR

London and Johannesburg, 27 March 2006. The Board of Directors ("the Board") of SABMiller plc is pleased to announce that Ms Liz Doherty has agreed to join the Board as an independent, non-executive director, with effect from 1 April 2006.

Ms Doherty is currently Group International Finance Director of Tesco plc where her role includes the responsibility for the finances of Tesco's international businesses as well as Group Accounts, Treasury and Tax. Prior to Tesco, Ms Doherty held a series of commercial and strategic positions at Unilever PLC working in a variety of different countries.

Chairman of SABMiller plc, Meyer Kahn, commented:

"The Board believes that Liz's experience in international markets and consumer goods companies, as well as her undeniable business skills, will enable her to make a valuable contribution to SABMiller as a non-executive director. On behalf of the company, I would personally like to extend a warm welcome to Liz and look forward to working with her."

Liz Doherty said:

"I view SABMiller as a dynamic and energetic global company with great prospects across many diverse markets. I am delighted to accept a position on the Board and am truly excited about being part of the team."

Pursuant to Listing Rule 9.6.13R(1), details of all directorships held by Ms Doherty in any publicly-quoted company at any time in the previous five years, are set out below:

Tesco Kipa Kitle Pazarlama Ticaret Ve Sanayi AS (listed on the Istanbul Stock Exchange).

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

BOAUSVNRNRROUAR

REG-SABMiller PLC Topvar Brewery Completion
Released: 22/03/2006

RNS Number:1431A
SABMiller PLC
22 March 2006

Ref 11/2006

SABMILLER COMPLETES ACQUISITION OF 48.4% OF TOPVAR BREWERY IN SLOVAKIA

London and Johannesburg, 22 March 2006. SABMiller plc announces that, following receipt of approval from the Slovak Anti-Monopoly Office on Monday 13th March 2006, it has acquired 48.4% of the Slovakian brewer Topvar, a.s. ("Topvar" or the "Company").

Under the terms of the agreement, the controlling shareholders will sell further shares ("the Additional Shares") to enable SABMiller to increase its interest in Topvar to at least 67% by the end of September 2006. The remaining shares held by the controlling shareholders are subject to put and call arrangements exercisable within 18 months of SABMiller acquiring the Additional Shares.

Ends

Notes to editors

SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across five continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2005, the group reported US$2,194 million pre-tax profit and a turnover of US$14,543 million on a UK GAAP basis. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
James Crampton	Media Relations Manager	Tel: +44 20 7659 0172

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END

ACQPUURWWUPQGCG

REG-SABMiller PLC Offer for I Shares in Peru
Released: 16/03/2006

RNS Number:9365Z
SABMiller PLC
16 March 2006

SABMiller plc

Offer to acquire class I non-voting stock in Peru

London and Johannesburg, March 16, 2006. SABMiller plc ("SABMiller") announces that, on March 16, 2006, it made an offer on the Lima Stock Exchange for 100% of the investment shares (class I non-voting stock) of Union de Cervecerias Peruanas Backus & Johnston S.A.A. ("Backus"), at a cash price of Peruvian nuevos soles 2.47 per share ("the Offer").

The Offer will remain open for tender for ten trading days. Assuming 100% acceptance of the Offer, at current exchange rates, SABMiller's cash requirement for the Offer is expected to be approximately US$400 million.

On October 12, 2005, SABMiller announced the completion of the merger through which it acquired a controlling interest in Bavaria, the second largest brewer in South America. As a result of the merger, Backus became an indirect subsidiary of SABMiller.

Backus is Peru's largest brewer and is listed on the Lima Stock Exchange.

This information is provided by RNS
The company news service from the London Stock Exchange

END

OFFEASDKFEEKEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 16/03/2006

RNS Number:8928Z
SABMiller PLC
16 March 2006

Notification of Transactions of PDMR in accordance with DR3.1.4R

Notification of PDMR interests: Companies Act 1985 s.329

EBT Release

The independent Trustee of the SABMiller plc Employee Benefit Trust (the "EBT"), notified the company on 10 March 2006 that it had on 10 March 2006 exercised its discretion on the recommendation of the SABMiller plc Remuneration Committee and released 95,690 ordinary shares in SABMiller plc to Persons Discharging Managerial Responsibility ("PDMR's") participating in the SABMiller Performance Share Award Scheme. These shares relate to outstanding conditional awards made to Mr A O C Tonkinson, Company Secretary.

PDMR	Shares released to PDMR	Shares sold on behalf of the PDMR	Shares retained by PDMR
Mr. A. O. C. Tonkinson	95 690	39 688	56 002

Price per share for shares sold: £11.21

Date of sale: 10 March 2006

Date company informed of sale: 15 March 2006

The revised total shareholding for the PDMR pursuant to the release of shares under the EBT and subsequent sale to meet PAYE and NIC liability, is as follows

PDMR	Beneficial Holding
Mr. A. O. C. Tonkinson	62 719

The shares sold on behalf of the PDMR were purchased by the EBT. Following this transaction, the EBT holds a total of 3 487 448 ordinary shares in SABMiller plc in which certain senior employees, including the following directors and PDMR's, have an interest as potential beneficiaries: Mr. E. A. G. Mackay, Mr. M. I. Wyman, Mr. N. J. Adami, Ms. S. Clark, Dr. A. J. Clark, Mr. J. Nel, Mr. A. C. Parker, Mr B. J. K. Smith, Mr. C. A. van Kralingen.

END

RDSEAPDKFANKEEE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 13/03/2006

RNS Number:7017Z
SABMiller PLC
13 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discha managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shar the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMiller plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Mr BJK Smith

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates to person named at 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to holding of person named at 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.10 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/a - Exercise and subsequent sale of options (refer 15 below)

8 State the nature of the transaction

Exercise of options and subsequent sale of shares

9. Number of shares, debentures or financial instruments relating to shares

acquired

10,000 (exercise of options)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0007%

11. Number of shares, debentures or financial instruments relating to shares disposed

10,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0007%

13. Price per share or value of transaction

10,000 shares acquired at R50.43 per share (exercise of options)

10,000 shares sold at R120.30 per share

14. Date and place of transaction

10 March 2006 - Johannesburg

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15 719 - 0.001%

16. Date issuer informed of transaction

10 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

N/a

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Holly Richards 01483 264000

Name and signature of duly authorised officer of issuer responsible for making notification

Stephen Shapiro - Deputy Company Secretary

Date of notification

13 March 2006
END

END

RDSEADDDFAKKEFE

REG-SABMiller PLC Additional Listing
Released: 06/03/2006

RNS Number:3332Z
SABMiller PLC
06 March 2006

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 10,436,365 ordinary shares of US$0.10 each in the Company. These shares are being allotted to trade on the London Stock Exchange and will be admitted to the Official List upon allotment pursuant to the Company's obligations under various share plans. The shares will rank equally with the existing issued ordinary shares of the Company.

The block listings consist of 3,239,650 shares to be issued under the SABMiller plc Executive Share Purchase Scheme, 3,564,541 shares to be issued under the SABMiller plc Executive Share Option (No.2) Scheme - UK, 122,591 shares to be issued under the SABMiller plc Approved Share Option Scheme - UK and 3,509,583 shares under the SABMiller plc International Scheme.

This application is supplemental to the original block listings of 5,000,000 ordinary shares of US$0.10 each made on 16 April 1999 and of 4,376,261 ordinary shares of US$0.10 each made on 19 April 2002 and 4,922,944 ordinary shares of US$0.10 each made on 2 March 2004.

END

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